Mail Stop 4561

July 30, 2008

Mr. Thomas L. Dempsey
Chairman of the Board and Chief Executive Officer
Saddlebrook Resorts, Inc.
5700 Saddlebrook Way
Wesley Chapel, FL 33543

> **Re:** **Saddlebrook Resorts, Inc.**
> **Item 4.01 Form 8-K**
> **Filed July 14, 2008, As Amended on July 16, 2008**
> **File No. 002-65481**

Dear Mr. Dempsey:

We have completed our review of your Form 8-K and related filings and do not, at this time, have any further comments.

Sincerely,

Jonathan Wiggins
Staff Accountant